                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

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                       Community Medical Transport, Inc.
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                         Common Stock, par value $.001
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                                  203744 107
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  Jason A. Lawit, Esq., Parker Duryee Rosoff & Haft, P.C., 529 Fifth Avenue,
                      New York, NY 10017; (212) 878-1724
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                                 July 3, 1997























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                                 SCHEDULE 13D


CUSIP No. 203744 107
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
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  1         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ronald V. Davis

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  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) |_|
                                                                                                 (b) |_|


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  3         SEC USE ONLY


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  4         SOURCE OF FUNDS*

            PF
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  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  |_|


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  6         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.
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                                    7         SOLE VOTING POWER
 NUMBER OF                                    376,667

 SHARES
                                  ----------------------------------------------------------------------
BENEFICIALLY                        8         SHARED VOTING POWER

  OWNED BY
                                  ----------------------------------------------------------------------
    EACH                            9         SOLE DISPOSITIVE POWER
                                              376,667
 REPORTING
                                  ----------------------------------------------------------------------
   PERSON                          10         SHARED DISPOSITIVE POWER

    WITH

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 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            376,667

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 12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|


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 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%

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 14         TYPE OF REPORTING PERSON*
            IN

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
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

         This statement relates to the common stock, $.001 par value, of Community Medical Transport Inc., a Delaware corporation (the "issuer"), with its principal executive offices located at 45 Morris Street, Yonkers, New York 10705.

Item 2.  Identity and Background

         This statement is filed on behalf of Ronald V. Davis. Mr. Davis is a citizen of the United States of America. His address is 8 Indian Drive, Old Greenwich, Connecticut, 06870. Mr. Davis' principal occupation is that of equity investor consultant at Davis Capital LLC which has a principal business address of 2015 West Main Street, Stamford, Connecticut, 06902.

         During the last five years, Mr. Davis has not been convicted in any proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Davis been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The consideration used to acquire 166,667 shares of common stock of the issuer (the "Shares") acquired by Mr. Davis was $500,000. The purchase of the earlier shares, during which Mr. Davis was a less than 5% shareholder, was done in the open market. The source of the consideration for the 166,667 shares of common stock of the issuer was personal funds.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of securities of the issuer is investment. Mr. Davis does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;



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         (d)      Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the issuer

         Mr. Davis directly owns 376,667 shares of common stock. This constitutes 7.2% of the outstanding shares of common stock of the issuer. Mr. Davis has the sole power to vote and dispose all of such shares. Mr. Davis acquired the 166,667 shares at a price of $3.00 per share in on July 3,1997 in a private placement by the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.





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                                   Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         9/3/97                                            /s/ Ronald V. Davis
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         (Date)                                                (Signature)


                                                           /s/ Ronald V. Davis
                                                         -----------------------
                                                               (Print Name)